NORTHWESTERN MINERAL VENTURES INC.

36 Toronto Street. Suite 1000, Toronto, Ontario, M5C 2C5, CANADA

Tel: (416) 365-6580 Fax: (416) 367-6891

October 15, 2006

CONSULTING AGREEMENT

Mr. Marek Kreczmer

Suite 3320-666 Burrard Street

Vancouver, British Columbia

V6C AIM

Dear Marek:

We make reference to the offer of employment dated October 13, 2005 (the “Offer”), which was executed by you and Northwestern Mineral Ventures Inc. (the “Company”), and to the consulting agreement dated October 14, 2005 (the “Prior Agreement”) which was executed by you and the Company giving effect to the terms of the Offer. This consulting agreement (the “Agreement”) amends and supersedes the Offer and Prior Agreement. Accordingly, we are pleased to confirm that the Company will retain your services on the terms outlined below:

1.

You will be retained as President and CEO of the Company to provide such services to the Company as are normally associated with such a position, as needed, for an indefinite period of time, and to perform those duties and responsibilities customarily performed by Chief Executive Officer.

2.	This Agreement will be effective as of the date hereof, being the date of execution (the “Execution Date”), and will continue until terminated by either party as provided for herein.
3.

Your status in transacting your duties and services hereunder shall be that of an independent contractor and nothing herein contained shall be so construed as to constitute the relationship hereby created as employment, a partnership, a joint venture or otherwise.

4.

The Company shall not carry any workplace safety insurance or any health or accident insurance to cover you. The Company shall not pay any contribution to Canada Pension Plan, health or employment insurance, federal or provincial withholding tax, not provide any other contributions or benefits which might be expected in an employer and employee relationship. You agree to report and pay any contributions for taxes, employment insurance, Canada Pension Plan and other benefits for yourself. You undertake to indemnify and to save harmless the Company from all liabilities and claims against the Company including fines, charges, taxes. penalties or demands for or by any reason of or in any way arising out of its failure to deduct, withhold or contribute any amount in respect of its payments to you under this agreement. Such liability and claims shall include, without limiting the generality of the foregoing, federal or provincial income taxes, federal or provincial pension plan contributions, employment insurance or workplace safety insurance premiums and contributions under any federal or provincial social insurance of income security program.

5.	You agree that, throughout the term of this Agreement, and any amendments or extensions hereof, you shall:
(i)	well and faithfully serve the Company in the provision of management expertise in the conduct of the Company’s business,
(ii)	provide the Company with management advice with respect to its business;
(iii)	perform the duties and responsibilities as described in this Agreement and in the Offer in a professional and competent manner; and
(iv)

devote such time, effort, skill, attention and energies to the performance of such duties as may be required by the Company during normal business hours and normal business days, observing all reasonable instructions given to you by the Company. The Company acknowledges that you have outside duties and agrees that the performance of any such duties will not be construed as a breach of the foregoing, so long as such duties are not competitive with nor result in a conflict of interest with the Company.

6.

The Company shall pay to you the sum of two hundred thousand dollars (Cdn $200.000) plus Goods and Services Tax (“GST”), payable monthly, in arrears, upon receipt of a monthly invoice, in the amount of $16,666.66. plus GST. This salary shall be reviewable on an annul basis and may be adjusted based upon your performance of the services described in this Agreement.

In order to facilitate payment of the remuneration, you shall provide to the Company your GST registration number. All invoices submitted by you to the Company pursuant to this Agreement shall indicate the amount of GST payable.

7.

You will also be eligible to participate in the stock option plan of the Company and to be granted such stock options thereunder upon such terms as may be determined by the board of directors of the Company or any committee thereof, from time to time.

8.	The board of directors of the Company shall also nominate you for election to the Company’s board of directors at each annual meeting of shareholders during the currency of this Agreement.

9.

All approved receipted expenses incurred by you relating to the services provided pursuant to this Agreement shall be paid by the Company. You shall be responsible for all expenses associated with your travel from home to the office, including mileage and parking.

10.

This Agreement may be terminated by the Company for any reason provided that the Company provides you with 60 days’ notice of the termination. This Agreement may be terminated by the Company immediately without notice or payment in lieu of notice for any breach of the terms of this Agreement or for any cause recognized at law.

In the event that this Agreement is terminated in connection with a Change of Control (as defined below), then the following provisions shall apply:

(i)

you shall be entitled to an amount equivalent to 24 months’ base salary in the event that the Company has a property interest in respect of which a Bankable Feasibility Study (as defined below) has been generated at the time of the Change of Control, which payment shall be made in one lump sum payment within 30 days of the effective date of the Change of Control; or

(ii)

you shall be entitled to an amount equivalent to 12 months’ base salary in the event that the Company does not at the time of the Change of Control have a property interest in respect of which a Bankable Feasibility Study has been generated, which payment shall be made in one lump sum payment within 30 days of the effective date of the Change of Control.

For the purpose of the foregoing, the following terms shall have the following definitions:

“Change of Control” shall be defined as (i) a situation in which any person, entity or group of persons or entities acting jointly or in concert (an “Acquirer”) acquires control (including, without limitation, the right to direct the voting) of common shares of the Company (the “Additional Shares”) which, when added to the common shares of the Company owned of record or beneficially by the Acquirer immediately prior to its acquisition of the Additional Shares, would entitle the Acquirer and or its associates and/or affiliates to cast or direct the casting of 20% or more of the votes attached to all of the outstanding voting shares of the Company; or (ii) an ownership change event or a series of ownership change events occurs wherein the shareholders of the Company immediately before the transaction do not retain immediately after the transaction, in substantially the same proportions, direct or indirect beneficial ownership of more than 80% of the total combined voting power of the outstanding voting shares of the Company. Notwithstanding the foregoing, a Change of Control shall not include any of the foregoing events if any such event shall occur as a result of a private placement or public offering of securities of the Company which has been approved by the board of directors of the Company; and

“Bankable Feasibility Study” shall be defined as a study prepared by a recognized firm of mining engineering consultants which contains a detailed examination of the feasibility of bringing a deposit of minerals on a given property into commercial production by the establishment of a mine, reviews all outstanding issues, contains the statement of the ore reserves, reviews the nature and scale of any proposed operation, contains an estimate of the construction costs and production costs and is in the form of a bankable document (meaning a document appropriate for presentation to a bank or other financial institutions from which a party might wish to secure financing).

11.	You may terminate this Agreement by providing the Company with 60 days written notice.
12.

You acknowledge that in the course of carrying out, performing or fulfilling your duties under this Agreement and appointments made hereunder, you will have access to and will bee entrusted with details, trade secrets, proprietary and confidential information of the Company. You further acknowledge that the disclosure of such details, confidential information and trade secrets to competitors of the Company, or to the general public, will be highly detrimental to the interests of the Company. You further acknowledge that all such confidential information, samples, products and other property of the Company utilized by you or in your possession is the exclusive property of the Company, and that such property is held by you in trust for the sole and exclusive benefit of the Company.

You shall not disclose any secret or confidential information, or information which in good faith and good conscience ought to be treated as confidential, of which you have become aware in the course of your relationship with the Company, its employees, its suppliers, or its customers at any time during the currency in this Agreement and appointments made hereunder, or at any time thereafter.

For the purposes of this Section 12, trade secrets, proprietary and confidential information shall include that information which relates to the Company and its past, present, and future business and business activities, and which information is either identified to you by the Company as being such information or that a reasonable person would understand to be such information. Such information includes, but is not limited to trade or business secrets, pricing policies, consulting, sales and mining methods and techniques and operating and marketing systems.

You acknowledge and agree that in the event of a breach of the covenant, provisions and restrictions contained in this Section 12, the Company shall be entitled to obtain from any court of competent jurisdiction, interim and permanent injunctive relief and an accounting, of all profits and benefits arising out of such breach, which rights and remedies shall be cumulative, and in addition to any other rights or remedies to which the Company may be entitled.

You agree that all covenants, provisions and restrictions in this Section 12 are reasonable and valid in the context of your relationship with the Company, and you hereby waive all defences to the strict enforcement thereof by the Company. You further acknowledge that any confidential information developed during the currency of this Agreement and appointments made hereunder is and shall remain the property of the Company.

13.	This Agreement amends and supersedes the Prior Agreement.

We look forward to a mutually rewarding relationship.

Yours truly,
NORTHWESTERN MINERAL VENTURES INC.
Per:
Name:
Title:

One to be checked by you at the time of signing:

☐	I have obtained independent legal advice regarding the terms and conditions of this Agreement.
☐	I acknowledge having been given an opportunity to obtain independent legal advice regarding the terms and conditions of this Agreement, but I have chosen not to do so.

I have received a copy of this letter. I have read, considered and understood and hereby accept the terms and conditions contained in this letter. I acknowledge having been given an opportunity to obtain legal consultation and advice with respect to the terms and conditions herein, and execute this Agreement freely and voluntarily with full understanding of its contents.

DATED:	October 15, 2006
SIGNATURE:
Marek Kreczmer
WITNESS: